Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of (1) our report dated July 23, 2013 (August 5, 2013 as to net income per limited partner unit as described in Note 8) (February 28, 2014 as to retrospective adjustments for change in segments as described in Note 17), relating to the consolidated financial statements of Crestwood Equity Partners LP and subsidiaries, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the acquisition of Crestwood Marcellus Midstream LLC which was accounted for at historical cost as a reorganization of entities under common control as described in Note 11, an explanatory paragraph for the retrospective adjustments for earnings per unit relating to the common and subordinated units issued in connection with the acquisition of Crestwood Gas Services GP, LLC as described in Note 8, an explanatory paragraph for retrospective adjustments for a change in segments as a result of the Crestwood Merger as described in Note 17, and an explanatory paragraph on the unaudited pro forma information for the acquisitions of Inergy Midstream, L.P. and Arrow Midstream Holdings LLC presented in Note 4), appearing in the Annual Report on Form 10-K of Crestwood Equity Partners LP for the year ended December 31, 2013 and (2) our report dated March 4, 2014 relating to the financial statement schedule (Schedule I) as of December 31, 2012 and for the years ended December 31, 2012 and 2011 of Crestwood Equity Partners LP and subsidiaries, appearing in Amendment No. 1 to the Annual Report on Form 10-K of Crestwood Equity Partners LP for the year ended December 31, 2013.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

January 15, 2015